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                                                            SEC FILE NUMBER

                                                              CUSIP NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 001-14547

                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q
      [ ]  Form N-SAR  [ ] Form N-CSR

           For Period Ended: October 31, 2004

      [ ]  Transition Report on Form 10-K

      [ ]  Transition Report on Form 20-F

      [ ]  Transition Report on Form 11-K

      [ ]  Transition Report on Form 10-Q

      [ ]  Transition Report on Form N-SAR

        For the Transition Period Ended: _______________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                       N/A

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant   Ashworth, Inc.

Former Name if Applicable  N/A

Address of Principal Executive Office (Street and Number) 2765 Loker Avenue West


City, State and Zip Code   Carlsbad, CA 92008

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                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Ashworth, Inc. (the "Company") hereby requests an extension of time to file its Annual Report on Form 10-K for the period ended October 31, 2004. The Company was unable to file its Form 10-K by January 14, 2005 without unreasonable effort or expense because the Company was still providing supporting documentation to its auditor and, as a result, the Company's auditor was unable to complete the audit of the Company's financial statements within the necessary period of time. The Company currently anticipates that the Form 10-K will be filed by no later than the fifteenth calendar day following the date on which the Form 10-K was due.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Terence W. Tsang           (760)                         438-6610
         ----------------        -----------                 ------------------
             (Name)              (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes  [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ASHWORTH, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  January 18, 2005           By  /s/Terence W. Tsang
                                     -------------------------------------------
                                                 Terence W. Tsang
                                           Executive Vice President and
                                              Chief Financial Officer